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                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C   20549


                                     SCHEDULE 13G


                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 4)*


                             A. P. Green Industries, Inc.
                                   (NAME OF ISSUER)

                            Common Stock, par value $1.00
                            (TITLE OF CLASS OF SECURITIES)

                                     393059-10-0
                                     CUSIP NUMBER


          Check the following box if a fee is being paid with this statement. ____ (A fee is not required only if the filing person:
          (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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          CUSIP NO. 393059-10-0

          1.   NAME OF REPORTING PERSON
                 S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 LASALLE NATIONAL TRUST, N.A. (not in its individual or corporate capacity but solely as trustee (the "Trustee") of the A. P. Green Industries, Inc. Employee Stock Ownership Trust (the "Trust") (Tax Identification No. 36-3697893)

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

               Not applicable.
                    (A)
                    (B)

          3.   SEC USE ONLY

          4.   CITIZENSHIP OR PLACE OF ORGANIZATION

                 The Trust has been organized under the laws of the State of Missouri. The Trustee is a national banking association organized under the laws of the United States.

            NUMBER OF    5.  SOLE VOTING POWER

             SHARES                0

          BENEFICIALLY   6.  SHARED VOTING POWER

            OWNED BY               300,036 (as of 12/31/94)

              EACH       7.  SOLE DISPOSITIVE POWER

            REPORTING              0

             PERSON      8.  SHARED DISPOSITIVE POWER

              WITH                 300,036 (as of 12/31/94)

          9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   300,036 (as of 12/31/94)

          10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN SHARES *

               Not applicable.

          11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               7.45 percent

          12.  TYPE OF REPORTING PERSON *
                    BK, EP



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          The filing of this Statement on Schedule 13G is made by the A. P.
          Green Industries, Inc. Employee Stock Ownership Trust (the "Trust") and does not constitute, and should not be construed as, an admission that either the Trust or LaSalle National Trust, N.A., the trustee of the Trust (the "Trustee"), beneficially owns any securities covered by this Statement or is required to file this Statement for the Trust and the Trustee. In this connection, the Trust and the Trustee disclaim beneficial ownership of the securities covered by this Statement.

          Item 1(a) NAME OF ISSUER:

                    The name of the issuer is A. P. Green Industries, Inc., a Delaware corporation ("A. P. Green" or the "Issuer").

          Item 1(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                    The address of the principal executive offices of the Issuer is Green Boulevard, Mexico, Missouri 65265


          Item 2(a) NAME OF PERSON FILING:

                    The person filing this Statement is the Trust which was created on November 6, 1989 in connection with the amendment on that date by the Issuer of the A. P. Green Investment Plan (the "Investment Plan") to include an employee stock ownership plan ("ESOP") portion thereof.

          Item 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                    The address of the Trust and its principal place of business is c/o LaSalle National Trust, N.A.,
                    135 South LaSalle Street, Chicago, Illinois 60603. The address of the Trustee is 135 South LaSalle Street, Chicago, Illinois 60603.

          Item 2(c) CITIZENSHIP:

                    The Trust has been organized under the laws of the State of Missouri. The Trustee is a national banking association organized under the laws of the United States.

          Item 2(d) TITLE OF CLASS OF SECURITIES:

                    The class of equity securities to which this Statement relates is the common stock, $1.00 par value per share (together with associated preferred share purchase rights, the "Common Shares") of the Issuer.

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          Item 2(d) CUSIP NUMBER:

                    The CUSIP number of the Common Shares is 393059-10-0.

          Item 3    THE PERSON FILING THIS STATEMENT IS A:

                    [b] [x] Bank as defined in Section 3(a)(6) of the Act. [f] [x] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") or Endowment Fund.

          Item 4    OWNERSHIP

                    (a)  Amount Beneficially Owned:  300,036<F1>

                    (b)  Percent of Class:  7.45 percent (as of 12/31/94)

                    (c)  Number of shares as to which such person has:

                       (i)   sole power to vote or to direct the vote:

                                            0

                      (ii)   shared power to vote or to direct the vote:

                                         300,036<F1>

                     (iii)   sole power to dispose or direct the
                             disposition of:

                                             0

                      (iv)   shared power to dispose or direct the
                             disposition of:

                                        300,036<F1>

          <F1>  Participants in the A. P. Green Industries, Inc. Employee
          Stock Ownership Trust have the right to direct the Trustee in the voting of Common Stock allocated to their accounts on all matters required to be submitted to a vote of shareholders. If no directions are received as to the voting of allocated shares, the Trustee votes such shares in the same proportion as the allocated shares for which the Trustee receives directions from the participants. The unallocated shares of Common Stock are voted by the Trustee in the same proportion as the allocated shares for which the Trustee receives directions from participants. 300,036 unallocated shares of Common Stock are held by the Reporting Person in its capacity as Trustee of A. P. Green Industries, Inc., Employee Stock Ownership Trust. Excludes 125,073 shares which are allocated to accounts of participants.

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          Item 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                    Not applicable.

          Item 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
                    ANOTHER PERSON:

                    Subject to the terms of the Trust and the related plan, participants are entitled to receive certain distributions or assets held by the Trust. Such distributions may include proceeds from dividends on, or the sale of, shares of Common Stock reflected in this Schedule 13G.

          Item 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

                    Not applicable.

          Item 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
                    GROUP:

                    Not applicable.

          Item 9    NOTICE OF DISSOLUTION OF GROUP:

                    Not applicable.

          Item 10   CERTIFICATION:

                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.





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                                      SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        February 9, 1995
                                        ________________
                                             Date



                                        LASALLE NATIONAL TRUST, N.A. (not
                                        in its individual or corporate
                                        capacity but solely as Trustee)

                                        _____________________________
                                                Signature
                                        Jeffrey S. Schiedemeyer

                                        Corporate Trust Officer
                                        _____________________________
                                            Name/Title